NATUREWELL, INC. 110 West C Street, Suite 1300 San Diego, California 92101

February 16, 2006
Mail Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Attention:		Ibolya Ignat; Lisa Vanjoske; Jim B. Rosenberg
	Re:	Naturewell, Incorporated Form 10-KSB for the Fiscal Year Ended June 30, 2005 Filed on October 12, 2005 File No. 000-26108
Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as per a telephone conference with Darrin M. Ocasio on February 15, 2006 regarding Naturewell, Inc. (the "Company"). The Company responds as follows:

The Company hereby undertakes to correct the referenced Exchange Act Rule under Item 8A in its future filings and to include the below-referenced disclosure:

"ITEM 8A. CONTROLS AND PROCEDURES.
Disclosure Controls and Procedures

          The Company's Chief Executive Officer is also the Chief Financial Officer ("Certifying Officers") and is responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have concluded (based on his evaluation of these controls and procedures as of the end of the period covered by this reporta date within 90 days of the filing of this report) that the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are effective to ensure that all material information required to be filed in this 10-KSB have been made known to him in a timely fashion to allow timely decisions regarding required disclosure. No significant changes were made in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies or material weaknesses."

In addition to the foregoing, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions, please do not hesitate to contact the Company's securities counsel, Darrin Ocasio or Sebastian Weiss of Sichenzia Ross Friedman Ference LLP, at 212-930-9700. Thank you.

Very Truly Yours,

/s/ James R. Arabia
James R. Arabia